Issuer Free Writing Prospectus Filed
Pursuant to Rule 433
Supplementing the Prospectus
dated May 9, 2008
Registration No. 333-150767
3,700,000 SHARES OF
COMMON STOCK OF PRIVATEBANCORP, INC.
INDICATIVE TERMS
Dated June 5, 2008

Issuer:	PrivateBancorp, Inc. (“PVTB” or the “Issuer”).

Ticker/Exchange:	PVTB/NASDAQ GS.

Last sale price of PVTB Common Stock:	$36.20 per share on June 4, 2008.

Title of Securities:	Common stock, no par value per share (“Common Stock”).

Offering:	3,700,000 shares of Common Stock.

Overallotment Option:	555,000 shares of Common Stock at the Public Offering Price within 30 days of the date of the prospectus supplement for the Offering, solely to cover overallotments, if any.

Public Offering Price:	To be determined based on market pricing.

Estimated Proceeds to PVTB (before underwriting discounts and offering expenses):	$36.20 per share of Common Stock (approximately $133.9 million, excluding the Overallotment Option), based on the last sale price of PVTB Common Stock.

Net Proceeds (after underwriting discounts but before offering expenses):	Approximately $34.75 per share of Common Stock (approximately $128.6 million, excluding the Overallotment Option), based on the last sale price of PVTB Common Stock.

Use of Proceeds:	The Issuer intends to use the Net Proceeds to further capitalize its bank subsidiaries in order to support its continued growth pursuant to its Strategic Growth Plan, and for general corporate purposes.

Settlement Date:	Wednesday, June 11, 2008.

Sole Book Manager:	Keefe, Bruyette & Woods, Inc.

Co-Lead Manager:	Robert W. Baird & Co. Incorporated

Co-Managers:	William Blair & Company, L.L.C. SunTrust Robinson Humphrey, Inc.
     The Issuer has filed a registration statement (including a related prospectus and prospectus supplement) with the SEC for the Offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or the Sole Book Manager will arrange to send you the prospectus if you request it by contacting Keefe, Bruyette & Woods, Inc., Attn: Prospectus Department, The Equitable Building, 787 Seventh Avenue, 4th floor, New York, NY 10019, toll-free at 1-800-221-3246.
     Our shares of Common Stock are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.